Schedule 2.2

PURCHASE AND SALE AGREEMENT

Exhibit Number	Description of Exhibit
2.2+
Purchase and Sale Agreement, dated as of June 9, 2016, by and among Calumet North Dakota, LLC, WBI Energy, Inc., and, as applicable, MDU Resources Group, Inc., Centennial Energy Holdings, Inc., and Calumet Specialty Products Partners, L.P.

+ Certain schedules and exhibits have been omitted from Exhibit 2.2 pursuant to Item 601(b)(2) of Regulation S-K. The Company hereby undertakes to furnish supplemental copies of any of the omitted schedules and exhibits upon request by the Securities and Exchange Commission; provided, however, that the Company may request confidential treatment pursuant to Rule 24b-2 of the Exchange Act for any schedules or exhibits so furnished. The Exhibit Index to this Form 8-K/A lists the omitted schedules and exhibits.

Omitted Schedules and Exhibits
Exhibit A	Letter of Resignation
Exhibit B	Form of Mutual Tesoro Release
Exhibit C	Form of Mutual Calumet Release

PURCHASE AND SALE AGREEMENT
THIS PURCHASE AND SALE AGREEMENT (this “Agreement”), dated as of June 9, 2016, is entered into by and among Calumet North Dakota, LLC, a Delaware limited liability company (“Seller”); WBI Energy, Inc., a Delaware corporation (“Purchaser” and together with Seller, the “Parties”); and solely for the purposes of Sections 5 and/or 9 of this Agreement, as applicable, MDU Resources Group, Inc., a Delaware corporation (“MDU”); Centennial Energy Holdings, Inc., a Delaware corporation (“Centennial”); and Calumet Specialty Products Partners, L.P., a Delaware limited partnership (“Calumet”). Terms used but not defined herein shall have the meaning set forth in the Limited Liability Company Operating Agreement of Dakota Prairie Refining, LLC, a Delaware limited liability company (the “Company”), dated as of February 7, 2013 (the “LLC Agreement”).

RECITALS
WHEREAS, pursuant to the LLC Agreement, Seller and Purchaser are, immediately prior to the effectiveness of the transactions contemplated by this Agreement, Members of the Company, each holding a 50% Percentage Interest of the issued and outstanding Membership Interests of the Company;

WHEREAS, Seller, on the terms and subject to the conditions contained herein, desires to, at the Closing, sell, transfer and assign all of the right, title and interest in its Membership Interests to Purchaser, and Purchaser desires to purchase and assume from Seller all of its Membership Interests (the “Purchased Interests”);

WHEREAS, in connection with the purchase and sale of the Purchased Interests, Purchaser, the Company, MDU and Centennial, on the one hand, desire to terminate and fully release Calumet and its Affiliates, on the other hand, and Calumet and its Affiliates desire to grant a similar release to Purchaser, the Company, MDU and Centennial, from any and all obligations related to the Company, as further described herein; and

WHEREAS, in accordance with the terms of the LLC Agreement, including Section 8.1(a)(i)(B) thereof, the Board of Managers of the Company (the “Board”) has unanimously approved, consented to and duly authorized the transactions contemplated by this Agreement.

AGREEMENT
NOW, THEREFORE, in consideration of the mutual covenants set forth herein, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, and intending to be legally bound hereby, the parties hereto agree as follows:

1.Purchase and Sale of the Purchased Interests. At the Closing, Seller shall sell, transfer and assign to Purchaser, and Purchaser shall purchase and accept assignment from Seller, all of Seller’s right, title and interest in and to the Purchased Interests.
2.    Purchase Price. The purchase price for the Purchased Interests shall be $25,000,000 (the “Purchase Price”). The Purchase Price shall be paid at Closing in accordance with Section 6.

3.    Closing.
(a)    The closing of the transactions contemplated by this Agreement (the “Closing”) shall take place at the offices of Holland & Hart LLP, located at 6380 South Fiddlers Green Circle, Suite 500, Greenwood Village, Colorado, 80111 within twenty-four (24) hours after the satisfaction or waiver of the conditions to Closing set forth in Section 4 (other than those to be satisfied at the Closing, but subject to their satisfaction or waiver at the Closing) and within twenty-four (24) hours prior to the consummation of the Tesoro Transaction (as defined below). Purchaser shall keep Seller reasonably informed of the expected closing date of the Tesoro Transaction. The date on which the Closing occurs is referred to herein as the “Closing Date” and the Closing shall be deemed effective as of 12:01 a.m. on the Closing Date. The “Tesoro Transaction” refers to the contemplated sale by Purchaser, or any of its Affiliates, of all of the Membership Interests of the Company to Tesoro Refining & Marketing Company LLC (“Tesoro”) within twenty-four (24) hours after the Closing, which shall be consummated pursuant to a final binding and definitive purchase and sale or similar definitive agreement(s) with Tesoro and subject to the terms and conditions thereof (any such agreement, a “Tesoro Sale Agreement”).
(b)    At or prior to the Closing, and subject to the terms and conditions of this Agreement:

(i)
Purchaser and Seller shall each deliver to Wells Fargo Bank, N.A. (the “Bank”) such amounts in cash, by wire transfer of immediately available funds to the account(s) designated by the Bank in a written notice delivered to Purchaser and Seller at least two (2) business days prior to the Closing, as required to be paid by such Party pursuant to Section 6;

(ii)
Seller shall complete, duly execute and deliver the Assignment of Interest attached to the certificate representing the Membership Interests (the “Certificate”), (a) Purchaser shall complete, duly execute and deliver the Application for Transfer of Interests attached to the Certificate and (b) Seller and Purchaser shall present such Certificate to the Company;

(iii)
Seller shall deliver the signed resignations of each of Todd Borgmann and Ed Juno, effective as of the Closing, in their capacities as members of the Board, each in the form attached hereto as Exhibit A;

(iv)	Purchaser and the Company shall complete, duly execute and deliver the Ventech Assignment of Rights (as defined in Section 8); and

(v)
Seller shall deliver to Purchaser a certification pursuant to Section 1445 of the Code stating that Seller (or, if Seller is a disregarded entity for U.S. federal tax purposes, the regarded person who is treated as the seller for U.S. federal tax purposes) is a U.S. person.

4.    Conditions to Closing.

(a)    Condition’s to Purchaser’s Obligations. The obligation of Purchaser to consummate the transactions contemplated by this Agreement is subject to the satisfaction of the following conditions at or prior to the Closing:

(i)	The representations and warranties of Seller and Calumet contained in this Agreement shall be true and correct in all respects;

(ii)	Seller and Calumet shall have performed in all material respects all of the covenants and agreements required to be performed by them hereunder prior to the Closing;

(iii)
No claim, complaint, charge, action, suit, audit, arbitration, mediation, grievance, inquiry, investigation or other proceeding (including any arbitration proceeding) shall be pending or overtly threatened by or before any governmental authority or any arbitrator wherein an unfavorable injunction, judgment, order, decree, ruling or charge could reasonably be expected to (A) prevent the performance of this Agreement or the consummation of any of the transactions contemplated hereby, including the Tesoro Transaction, or declare unlawful any of the transactions contemplated hereby, or (B) cause any of the transactions contemplated by this Agreement to be rescinded following consummation;

(iv)
There shall not have occurred (i) any commencement of any case, proceeding or other voluntary action seeking to have an order for relief entered with respect to the Company, or seeking to adjudicate it bankrupt or insolvent, or seeking liquidation, arrangement, adjustment, winding-up, reorganization, dissolution, composition under title 7 or title 11 of the United States Code, 11 U.S.C. §§ 101 et seq. or any similar federal or state law (“Bankruptcy Law”) or other relief with respect to it or its debts; (ii) any application for, or consent, or acquiesce to, the appointment of, a receiver, administrator, administrative receiver, liquidator, sequestrator, trustee or other official with similar powers for itself or any substantial part of its assets; (iii) any general assignment for the benefit of its creditors; (iv) any commencement of any involuntary case seeking liquidation or reorganization of the Company under any Bankruptcy Law, or seeking issuance of a warrant of attachment, execution or distraint, or commencement of any similar proceedings against the Company under any other applicable law and (A) consent to the institution of the involuntary case against it, (B) the petition commencing the involuntary case is not timely controverted, (C) the petition commencing the involuntary case is not dismissed within sixty (60) days of its filing, (D) an interim trustee is appointed to take possession of all or a portion of the property, or to operate all or any part of the business of the Company and such appointment is not vacated within sixty (60) days, or (E) an order for relief shall have been issued or entered therein; (v) entry of a decree or order of a court having jurisdiction in the premises for the appointment of a receiver, administrator, administrative receiver, liquidator, sequestrator, trustee or other official having similar powers, over the Company or all or a part of its property; (vi) any other similar relief being granted against the Company under any applicable Bankruptcy Law, the Company filing a petition or consent or shall otherwise institute any similar proceeding under any other applicable law, or the Company taking any action in furtherance of, or indicating its consent to, approval of, or acquiescence in any of the acts set forth above in this definition; or (vii) any form of corporate action being taken regarding the liquidation or dissolution of the Company (each, a “Bankruptcy Event”);

(v)	Tesoro shall have completed, duly executed and delivered to Purchaser the Tesoro Sale Agreement;

(vi)	Purchaser shall have received from the Company a completed and duly executed Ventech Assignment of Rights in a form reasonably satisfactory to Purchaser;

(vii)	Seller and Calumet shall have delivered to the Purchaser and Tesoro a release in the form attached hereto as Exhibit C; and

(viii)	Purchaser shall have received the LoC Releases in a form and substance reasonably satisfactory to Purchaser.
(b)    Condition’s to Seller’s Obligations. The obligation of Seller to consummate the transactions contemplated by this Agreement is subject to the satisfaction of the following conditions at or prior to the Closing:

(ix)	Each of the representations and warranties of Purchaser, MDU and Centennial in this Agreement shall be true and correct in all respects;

(x)	Purchaser, MDU and Centennial shall have performed in all material respects all of the covenants and agreements required to be performed by them hereunder prior to the Closing;

(xi)
No claim, complaint, charge, action, suit, audit, arbitration, mediation, grievance, inquiry, investigation or other proceeding (including any arbitration proceeding) shall be pending or overtly threatened by or before any governmental authority or any arbitrator wherein an unfavorable injunction, judgment, order, decree, ruling or charge could reasonably be expected to (A) prevent the performance of this Agreement or the consummation of any of the transactions contemplated hereby or declare unlawful any of the transactions contemplated hereby, or (B) cause any of the transactions contemplated by this Agreement to be rescinded following consummation;

(xii)	There shall not have occurred any Bankruptcy Event;

(xiii)	Purchaser shall have delivered to Seller, no later than three business days prior to the scheduled Closing, a final draft copy of the Tesoro Agreement;

(xiv)
Purchaser shall have delivered to Seller, no later than one business day prior to the scheduled Closing, a final and executed copy of the Tesoro Agreement which (i) includes the Tesoro Release (for the avoidance of doubt, which will be in the same form as Exhibit B), (ii) does not provide for any consideration payable to Purchaser and its Affiliates, other than (A) Tesoro agreeing to indemnify Purchaser and its Affiliates for any obligations, liabilities or other costs and expenses incurred by Purchaser and its Affiliates with respect to Purchaser’s continued guaranty of the Term Loan Agreement after the closing of the Tesoro Transaction, (B) Purchaser’s agreement to provide transition services to the Company following the closing of the Tesoro Transaction for a period of up to one year; provided that the consideration payable to Purchaser or its Affiliates in connection therewith shall not exceed the compensation payable to Purchaser pursuant to the WBI Services Agreement (as defined herein) as of the date hereof or, if structured as a cost-plus arrangement, a 15% margin above Purchaser’s costs, expenses and overhead, and (C) a customary adjustment with respect to variations in normalized working capital (the foregoing clauses (A), (B) and (C) collectively, the “Permitted Tesoro Consideration”), and (iii) does not include any term, condition or provision that has the effect of limiting any of the releases or indemnities contained in this Agreement or otherwise results in the creation of any liability or obligation for Seller, Calumet or any of their Affiliates;

(xv)	Purchaser shall have received from the Company a completed and duly executed Ventech Assignment of Rights in a form reasonably satisfactory to Purchaser;

(xvi)	Seller and Calumet shall have received from the Company a release in the form attached hereto as Exhibit B;

(xvii)	Seller and Calumet shall have delivered to the Purchaser and Tesoro a release in the form attached hereto as Exhibit C;

(xviii)
Seller shall have received from the applicable contractual counterparties written evidence of the termination of the Terminated Agreements, each in a form and substance reasonably satisfactory to Seller; and

(xix)	Seller shall have received the LoC Releases in a form and substance reasonably satisfactory to Seller.
Seller and Calumet acknowledge and agree that the satisfaction of the matters set forth in the foregoing clauses (v) and (vi) are conditions to closing and do not give rise to any right of Seller or Calumet to comment on, or negotiate, request or demand any changes to the final forms of the Tesoro Sale Agreement or any other binding and definitive documents for the Tesoro Transaction.
5.    Release.
(a)    Effective upon the Closing, each of Purchaser, MDU and Centennial (the “Releasing Parties”) hereby irrevocably, knowingly and voluntarily releases, discharges and forever waives and relinquishes all claims, demands, obligations, liabilities, defenses, affirmative defenses, setoffs, counterclaims, actions, and causes of action of whatever kind or nature, whether known or unknown (collectively, “Claims”), which Purchaser, MDU and/or Centennial has or may assert now or in the future, against (i) Calumet, (ii) Seller, (iii) each current or former Manager of the Company (as defined in the LLC Agreement) that was an Affiliate of Calumet, (iv) each current or former officer of the Company that was also simultaneously an employee of Calumet and serving as an officer of the Company as part of the performance of such person’s duties as an employee of Calumet, and (v) any Affiliates of the entities listed in the foregoing clauses (i) through (iv) (such Affiliates, together with the entities in clauses (i) through (iv), the “Seller Released Parties”), arising out of or relating to the Company, including (A) the ownership of the Membership Interests in the Company; (B) the organization, management or operation of the businesses of the Company and its Subsidiaries on or prior to the Closing Date; and (C) the LLC Agreement, the Project Financing Debt, the Guarantee Fee Agreement, the Centennial Guarantee, the Agreement for the Sale and Purchase of ATB, the Services Agreement by and between the Company and Calumet Superior, LLC, dated as of August 6, 2015 (the “Calumet Services Agreement”), and the Services Agreement by and between the Company and Purchaser dated August 6, 2015 (the “WBI Services Agreement”) (collectively, the “Seller Released Matters”); provided, however, the foregoing releases shall not release any Claims against Seller or Calumet arising as a result of any breach by Seller or Calumet of any of their representations, warranties, obligations or covenants in this Agreement. For purposes of this Agreement, “Affiliates” means any person or group of persons that currently or formerly controlled an entity and such entity’s current and former directors, managers, officers, equity holders (regardless of whether such interests are held directly or indirectly), predecessors, successors and assigns, subsidiaries, and each of their respective current and former equity holders, officers, directors, managers, principals, members, employees, agents, advisory board members, financial advisors, partners, attorneys, accountants, investment bankers, consultants, representatives, and other professionals.
(b)    Effective upon the Closing, each of Seller and Calumet, hereby irrevocably, knowingly and voluntarily releases, discharges and forever waives and relinquishes all Claims, which Seller and/or Calumet has or may assert now or in the future against (i) the Releasing Parties, (ii) each current or former Manager of the Company (as defined in the LLC Agreement) that was an Affiliate of a Releasing Party, (iii) each current or former officer of the Company that was also simultaneously an employee of a Releasing Party and serving as an officer of the Company as part of the performance of such person’s duties as an employee of the Releasing Party, and (iv) any Affiliates of the entities listed in the foregoing clauses (i) through (iii) (such Affiliates, together with the entities in clauses (i) through (iii), the “Purchaser Released Parties”), arising out of or relating to the Company, including (A) the ownership of the Membership Interests in the Company; (B) the organization, management or operation of the businesses of the Company and its Subsidiaries on or prior to the Closing Date; and (C) the LLC Agreement, the Project Financing Debt, the Guarantee Fee Agreement, the Centennial Guarantee, the Agreement for the Sale and Purchase of ATB, the Calumet Services Agreement, and the WBI Services Agreement (collectively, the “Purchaser Released Matters”); provided, however, the foregoing releases shall not release any Claims against the Releasing Parties arising as a result of any breach by any of the Releasing Parties of any of their respective representations, warranties, obligations or covenants in this Agreement.
(c)    Each of the Releasing Parties, on the one hand, and Seller and Calumet, on the other hand, agrees that it shall, and shall cause the Company to, refrain from, directly or indirectly, asserting any claim or demand, or commencing, instituting or causing to be commenced, any legal proceeding of any kind against any Seller Released Party or Purchaser Released Party, as applicable, based upon any matter released pursuant to this Section 5. Each Seller Released Party and Company Released Party is a third party beneficiary of, and shall be entitled to enforce, the release contained in this Section 5.
(d)    Upon the Closing, Seller shall be released from, and Purchaser hereby agrees to assume, all of Seller’s obligations related to the Company, including, but not limited to, any obligations arising under the LLC Agreement (including with respect to any Capital Commitment or Emergency Capital Contribution), the Revolving Credit Facility and the Term Loan Agreement dated April 22, 2013 by and among the Company and various lenders (the “Term Loan Agreement”), except for any of Seller’s or Calumet’s obligations arising under this Agreement. Nothing in this Section 5(d) obligates Purchaser with respect to any obligation of the Company, but only as to obligations directly held by Seller.
(e)    Purchaser agrees that it shall, in the Tesoro Sale Agreement, require Tesoro to issue, and to cause the Company to issue, a release to Seller and Calumet in the form set forth on Exhibit B hereto, effective upon the closing of Tesoro Transaction (the “Tesoro Release”).
(f)    Purchaser shall deliver to Tesoro, at the closing of the Tesoro Transaction, a release of Tesoro and the Company in the form set forth on Exhibit B hereto.
(g)    At the Closing, the following agreements by and between Seller, the Company and any other parties thereto, are terminated in their entirety (the “Terminated Agreements”): (i) the LLC Agreement, (ii) the Guarantee Fee Agreement, (iii) the Agreement for the Sale and Purchase of ATB, and (iv) the Calumet Services Agreement.

6.    Credit Agreement; Tesoro Consideration.
(a)    The Parties agree that until the Closing, each of Purchaser and Seller will keep in full force and effect their respective Letters of Credit with the Bank (the “Letters of Credit”). Purchaser and Seller will consult in good faith with the other Party, as applicable, prior to taking any action which would result in all or any portion of their respective Letter of Credit being drawn.
(b)    At the Closing, Seller and Purchaser shall discharge and extinguish the Obligations (as that term is defined in the Revolving Credit Facility) of the Company under the Credit Agreement between the Company, WBI Holdings, Inc., Calumet, and the Bank (the “Revolving Credit Facility”), net of outstanding but undrawn letters of credit issued thereunder (the “Revolver Balance”) as follows:

(i)
Seller shall be responsible for a portion of the Revolver Balance equal to the lesser of (A) 50% of the Revolver Balance as of the Closing and (B) $37,500,000 (the foregoing amount, the “Calumet Revolver Paydown Portion”).

(ii)
At the Closing, Purchaser shall deliver to the Bank, in respect of the Revolver Balance, the Purchase Price. In the event such amounts are sufficient to discharge the Revolver Balance but less than the Calumet Revolver Paydown Portion, Purchaser shall pay to Seller any portion of the Purchase Price not delivered to the Bank pursuant to the foregoing.

(iii)
If the amounts required to be delivered by Purchaser pursuant to Section 6(b)(ii) are insufficient to discharge the Revolver Balance, then (A) Seller shall deliver to the Bank an amount equal to the Calumet Revolver Paydown Portion, minus the Purchase Price and (B) after giving effect to the payment described in foregoing clause (A), Purchaser shall deliver to the Bank an amount equal to the remaining Revolver Balance.

(c)     In connection with the foregoing payments, Purchaser and Seller agree to cause their respective Letters of Credit, in their full face amounts, to be unconditionally and irrevocably released by the Bank (the “LoC Releases”).
(d)    Purchaser shall not accept, with respect to the Membership Interests and/or the Company’s assets, any consideration other than the Permitted Tesoro Consideration.
7.    Publicity. The parties hereto acknowledge and agree that Seller and Purchaser will be jointly responsible for all public communications relating to this Agreement and the transactions contemplated hereby. No party hereto nor any of its Affiliates will issue any public communications relating to this Agreement or the transactions contemplated hereby or disclose the Purchase Price or any other terms or conditions hereof without the consent of Seller and Purchaser, except for such filings as may be required by law or regulation (in which case reasonable prior notice shall be provided to the other party). Purchaser shall use its best efforts (for purposes of this Section 7, as defined below) to cause the Tesoro Sale Agreement to provide that (i) Tesoro shall not disclose the Purchase Price or any of the other terms and conditions of this Agreement without the prior approval of Purchaser, not to be unreasonably withheld, and (ii) Tesoro shall reasonably consult with Purchaser regarding any public communications regarding the transactions contemplated by this Agreement or the Tesoro Transaction, in each case except as may be required by law or regulation (in which case reasonable prior notice shall be provided to the other party). Purchaser agrees that it shall not provide such prior approval to Tesoro without consulting with and having obtained approval from Seller, such approval not to be unreasonably withheld, conditioned or delayed. For purposes of the foregoing, “best efforts” shall include reasonable efforts to secure such provisions, provided Purchaser shall not be obligated to abandon or otherwise terminate negotiations with respect to the Tesoro Transaction solely in order to secure the inclusion of the foregoing in the Tesoro Sale Agreement.
8.    Ventech.
(a)    At the Closing, Seller and Purchaser shall cause the Company to assign to Purchaser all of the Company’s rights and obligations to all current and potential Claims relating to, pursuant to, or under the Engineering, Procurement, Manufacturing and Site Assistance Agreement between Ventech and the Company, dated June 12, 2013 (the “Ventech Agreement”) by and between the Company and Ventech Engineers North America LLC (“Ventech”) (the “Ventech Claims”) pursuant to a customary assignment agreement pursuant to which the Company will, and will cause its subsidiaries to, irrevocably waive its right to receive any portion of the proceeds from the resolution of the Ventech Claims (the “Ventech Assignment of Rights”). Effective as of the Closing and until such time, if any, as the Ventech Claims are assigned by Purchaser to Seller under the Ventech Assignment of Rights, Seller irrevocably waives any right to receive any portion of the proceeds from the resolution of the Ventech Claims; provided that Seller shall be entitled to receive, and Purchaser shall pay to Seller, 50% of the net proceeds of any recovery actually received by Purchaser relating to the Ventech Claims, after deducting: (i) all direct out-of-pocket costs and expenses to third parties (including reasonable attorneys’ fees and expenses and the costs of travel and hotel fees for employees of Purchaser and its Affiliates) incurred by Purchaser after Closing, but excluding the direct and indirect cost of Purchaser’s employee time incurred in pursuit of the Ventech Claims, (ii) the costs to procure and maintain a bond (the “Ventech Bond”) in an amount and form sufficient to release all mechanics’ and materialman’s liens imposed by Ventech on the Company’s assets (collectively, the “Ventech Liens”), (iii) any amount of the Ventech Bond that is forfeited or called either prior to, or as part of, any settlement or adjudication, and (iv) any amounts actually paid by the Company to Ventech, or subject to offset as a result of, the settlement or adjudication of the Ventech Claims (collectively, subparts (i), (ii), (iii) and (iv), the “Ventech Expenses”). For the avoidance of doubt, all Ventech Expenses shall be for the account of Purchaser and Seller shall not be required to pay or reimburse any Ventech Expenses. Purchaser shall use its commercially reasonable efforts to pursue the Ventech Claims and shall not (i) permit such claims to lapse or otherwise be forfeited, except as may be provided in a settlement agreement or (ii) prior to a final resolution or settlement of the Ventech Claims, sell, transfer or otherwise assign the Ventech Claims to any other person.

(b)    No later than three (3) business days prior to the Closing, Purchaser shall procure the Ventech Bond in an amount and form sufficient to release all Ventech Liens.
(c)    Purchaser shall have the right to settle the Ventech Claims on terms and conditions in its reasonable discretion and including the matters set forth in Section 8(g); provided that Purchaser shall provide the terms and conditions of the proposed settlement to Seller for its review and consent at least three days prior to the settlement of the Ventech Claims, and Purchaser shall consider in good faith any comments Seller may have with respect to such proposed settlement (provided that, for the avoidance of doubt, Purchaser shall determine the content and scope of any proposed settlement in its sole discretion).
(d)    In the event that Seller rejects Purchaser’s proposed terms and conditions of the settlement of the Ventech Claims (other than by reason of such settlement not including the matters set forth in Section 8(g)), Seller shall be required to (i) pay to Purchaser an amount equal to 50% of the amounts that Purchaser would have received upon the settlement of the Ventech Claims pursuant to such rejected settlement, (ii) reimburse Purchaser for all Ventech Expenses incurred prior to such rejection, (iii) indemnify and hold Purchaser harmless from any premiums paid to maintain, and claims made under, the Ventech Bond (or to provide Seller’s own bond in complete and total release of the Ventech Bond without any liability or obligation to Purchaser or its Affiliates), and (iv) Purchaser shall promptly assign, and Seller shall promptly assume, all of Purchaser’s rights and obligations to the unresolved Ventech Claims pursuant to a customary assignment in substantially the same form as the Ventech Assignment of Rights, and thereafter Seller shall be solely responsible for the Ventech Claims, the costs and expenses related thereto, and, if any, the Company’s or Purchaser’s payables and liabilities to Ventech, and Seller and Calumet shall indemnify Purchaser with respect to the foregoing costs and expenses.
(e)    Seller agrees to use its commercially reasonable efforts to cooperate with Purchaser’s prosecution of the Ventech Claims and to provide reasonable support for pursuit of the Ventech Claims, including by making available records and any individual that has knowledge of the Ventech Claims at no cost to Purchaser, other than direct out-of-pocket expenses incurred by Seller and Calumet to third parties (excluding salary, bonus, benefit and other ordinary compensation owed by Seller and Calumet to employees or individuals that are made available to Purchaser).
(f)    Subject to the foregoing, Purchaser or Seller, as applicable, shall be responsible for all other fees and expenses and liabilities incurred after Closing in connection with the pursuit of the Ventech Claims (while Purchaser or Seller, as applicable, pursues such claims).
(g)    Unless a Party has the other Party’s prior written consent, which consent shall not be unreasonably withheld, conditioned or delayed, such Party shall not agree to any settlement of, or the entry of any judgment arising from, the Ventech Claims if, as part of such settlement or judgment, the other Party is obligated to pay any amount to Ventech or take any action other than the execution of a settlement agreement in order to release any claims that relate to the Ventech Claims, filing motions to dismiss any related litigation, and similar actions.
(h)    Notwithstanding the foregoing, should Purchaser at any time determine not to pursue the Ventech Claims, Purchaser shall, upon Seller’s written request, promptly assign all of Purchaser’s rights and obligations to the unresolved Ventech Claims to Seller and thereafter Seller shall be solely responsible for the Ventech Claims and the costs and expenses related thereto.
9.    Indemnity. The Releasing Parties (excluding MDU), effective upon Closing, shall each indemnify and hold harmless Seller and its Affiliates and officers, directors and employees to the fullest extent permitted by law from and against any and all liabilities (including any costs of defense) arising from or relating to the Released Matters whenever arising including, without limitation, as may arise from acts or omissions taken by such persons in respect of commercial transactions (including acts or omissions under the Services Agreement between the Company and Calumet Superior, LLC) coordinated or taken on behalf of the Company, including with respect to products produced by the Company and the release of the Letters of Credit; provided, however, that the Releasing Parties shall not be required to indemnify Seller for any such liabilities to the extent arising from or related to: (a) any acts or omissions of Seller or Calumet or their respective officers, directors and employees that constitute bad faith, gross negligence or intentional misconduct; (b) taxes (including interest and penalties) solely payable by Seller or Calumet or any of their Affiliates as a result of their ownership of their Membership Interests in the Company, but excluding any taxes arising out of or relating to the transactions contemplated by this Agreement (other than federal or state income taxes relating to Seller’s ownership and sale of its Membership Interest to Purchaser under this Agreement); (c) liabilities arising from claims brought against Seller, Calumet, their Affiliates and their respective officers, directors and employees by or on behalf shareholders, members, or partners of Seller, Calumet, their Affiliates and arising from that respective relationship (e.g., as a unitholder of Calumet), or (d) any breach by Seller or Calumet of any of their representations, warranties or covenants in this Agreement. If any person or entity seeks to unwind or claw back any of the transfers of property, claims, or other consideration to Seller described in this Agreement, Purchaser shall pay to Seller, in cash, the amount of the value of any property or cash that Seller is required to pay, turnover, or return related to such transfers, unless such unwinding or clawbacks are based upon the gross negligence or intentional misconduct of Seller or Calumet.
10.    Representations and Warranties.
(a)    Seller represents and warrants to Purchaser that Seller is the sole record and beneficial owner of the Purchased Interests, free and clear of any liens, claims, charges or encumbrances, except pursuant to the Guaranty Fee Agreement and as arising under the LLC Agreement and applicable state and federal securities laws.
(b)    Seller and Calumet each represent and warrant that (i) this Agreement is a valid and binding obligation of such person, enforceable in accordance with its terms, except as enforcement thereof may be limited by bankruptcy, insolvency, reorganization, moratorium or other similar laws affecting the enforcement of creditors’ rights in general, or by general principles of equity, (ii) Seller has full right, authority, power and capacity to enter into this Agreement and to carry out the transactions contemplated hereby and (iii) the execution of this Agreement and the performance of the transactions contemplated hereby will not (assuming that the Board has approved, consented to and duly authorized the transactions contemplated by this Agreement) (A) violate or result in a violation of, or constitute a default (whether after the giving of notice, lapse of time or both) under, accelerate any obligation under, or give rise to a right of termination of, or violate, any agreement or obligation to which such party is a party or by which such party is bound; (B) violate, conflict with or result in a violation of, or constitute a default (whether after the giving of notice, lapse of time or both) under, any provision of any law, regulation or rule, or any order of, or any restriction imposed by any court or governmental agency applicable to such party; or (C) require from such party any notice to, declaration or filing with, or consent or approval of any court or governmental authority or other third party.
(c)    Seller represents and warrants to Purchaser that Seller has not initiated, consented to, approved or otherwise commenced, any Bankruptcy Event.
(d)    Purchaser, MDU and Centennial each represent and warrant that (i) this Agreement is a valid and binding obligation of such party, enforceable in accordance with its terms, except as enforcement thereof may be limited by bankruptcy, insolvency, reorganization, moratorium or other similar laws affecting the enforcement of creditors’ rights in general, or by general principles of equity, (ii) such party has full right, authority, power and capacity to enter into this Agreement and to carry out the transactions contemplated hereby and thereby and (iii) the execution of this Agreement and the performance of the transactions contemplated hereby will not (assuming that the Board has approved, consented to and duly authorized the transactions contemplated by this Agreement) (A) violate or result in a violation of, or constitute a default (whether after the giving of notice, lapse of time or both) under, accelerate any obligation under, or give rise to a right of termination of, or violate, any agreement or obligation to which such party is a party or by which such party is bound; (B) violate, conflict with or result in a violation of, or constitute a default (whether after the giving of notice, lapse of time or both) under, any provision of any law, regulation or rule, or any order of, or any restriction imposed by any court or governmental agency applicable to such party; or (C) require from such party any notice to, declaration or filing with, or consent or approval of any court or governmental authority or other third party.
(e)    Purchaser represents and warrants to Seller that Purchaser has not initiated, consented to, approved or otherwise commenced any Bankruptcy Event.
11.    Tax Matters.
(a)    Purchaser and Seller agree that the taxable year of the Company shall end at the Closing. Without the prior written consent of Seller, Purchaser and the Company shall not, to the extent it may affect, or relate to, Seller, make, change or rescind any tax election, amend any tax return or take any position on any tax return, take any action, omit to take any action, or enter into any other transaction that would have any effect on any taxable period (or portion thereof) ending on or before the date hereof.
(b)    Purchaser shall prepare, or cause to be prepared, all tax returns required to be filed by or with respect to the Company after the Closing with respect to any taxable period (or portion thereof) ending on or before the Closing. Any such tax return shall be prepared in a manner consistent with past practice (unless otherwise required by law) and without a change of any election or any accounting method and shall be submitted by Purchaser to Seller (together with schedules, statements and, to the extent requested by Seller, supporting documentation) at least thirty (30) days prior to the due date (not including any extensions thereof) of such tax return. If Seller objects to any item on any such tax return, it shall, within ten days after delivery of such tax return, notify Purchaser in writing that it so objects, specifying with particularity any such item and stating the specific factual or legal basis for any such objection. If a notice of objection shall be duly delivered, Purchaser and Seller shall negotiate in good faith and use their reasonable best efforts to resolve such items. If Purchaser and Seller are unable to reach such agreement within ten days after receipt by Purchaser of such notice, the disputed items shall be resolved by an independent accountant mutually agreed upon by Purchaser and Seller and any determination by the independent accountant shall be final. The independent accountant shall resolve any disputed items within fifteen days of having the item referred to it pursuant to such procedures as it may require. The parties agree that any disputes pursuant to this Section 11(c) shall be fully and finally resolved in time for Seller and its Affiliates to prepare its partnership tax return and any Schedules K-1 thereof in accordance with its normal deadline for preparing such tax return and sending such Schedules K-1. The costs, fees and expenses of the independent accountant shall be borne equally by Purchaser and Seller.
(c)    Purchaser shall be responsible for any and all taxes incurred or imposed with respect to the transactions contemplated hereby, other than federal or state income taxes relating to Seller’s ownership and sale of its Membership Interest to Purchaser under this Agreement. In the event that any such transaction taxes are paid by Seller, Purchaser shall promptly indemnify Seller for the amount of such taxes.
(d)    Seller shall cooperate fully with Purchaser, as and to the extent reasonably requested by Purchaser, in connection with the preparation and filing of any tax return of the Company and any audit, litigation or other proceeding with respect to taxes of the Company. Such cooperation shall include the retention and (upon Purchaser’s request) the provision of records and information, which are reasonably relevant to any such tax return, audit, litigation or other proceeding or any tax planning and shall make its employees reasonably available on a mutually convenient basis during normal business hours to provide additional information and explanation of any material provided hereunder, and reasonable cooperation and the right to consent to any settlements in connection with any audit, litigation or other proceeding with respect to taxes that could affect Seller.
(e)    The Parties hereto agree that, provided Seller delivers the certification described in Section 3(b)(v) to Purchaser, Purchaser shall not be required to, and shall not, withhold on any payments hereunder except to the extent withholding is required as a result of a change in law after the date hereof.
12.    Further Assurances. Each of the parties hereto hereby further agrees to perform, from time to time, such other acts and to execute, acknowledge and deliver such other documents and instruments as may reasonably be necessary to effectuate or otherwise document the transactions contemplated hereby.
13.    Specific Performance. The parties hereto will be entitled to seek specific performance under this Agreement. The parties agree that monetary damages may not be adequate compensation for any losses incurred by reason of any breach of obligations in this Agreement and hereby agree to waive in any action for specific performance of any such obligation the defense that a remedy at law would be adequate.
14.    Termination. This Agreement may be terminated at any time prior to the Closing only as follows:
(a)    by the mutual written consent of Purchaser, on the one hand, and Seller, on the other hand
(b)    by Purchaser if (i) at any time any of the representations or warranties of Seller or Calumet in this Agreement becomes untrue or inaccurate such that the condition set forth in Section 4(a)(i) would not be satisfied (treating such time as if it were the Closing for purposes of applying this Section 14(b)) or (ii) there has been a breach on the part of Seller or Calumet of any of their covenants or agreements contained in this Agreement such that the condition set forth in Section 4(a)(ii) would not be satisfied (treating such time as if it were the Closing for purposes of applying this Section 14(b)); provided that Purchaser shall not be entitled to terminate pursuant to this Section 14(b) if Purchaser, MDU or Centennial is in material breach of any of its representations, warranties, covenants or agreements contained in this Agreement at the time such election is made;
(c)    by Seller if (i) at any time any of the representations or warranties of Purchaser, Centennial or MDU in this Agreement becomes untrue or inaccurate such that the condition set forth in Section 4(b)(i) would not be satisfied (treating such time as if it were the Closing for purposes of applying this Section 14(c)) or (ii) there has been a breach on the part of Purchaser, Centennial or MDU of any of their covenants or agreements contained in this Agreement such that the condition set forth in Section 4(b)(ii) would not be satisfied (treating such time as if it were the Closing for purposes of applying this Section 14(c)); provided that Seller shall not be entitled to terminate pursuant to this Section 14(c) if Seller or Calumet is in material breach of any of its representations, warranties, covenants or agreements contained in this Agreement at the time such election is made;
(d)    by either Purchaser or Seller if the transactions contemplated hereby have not been consummated by June 28, 2016; provided that the Party electing to terminate shall not be entitled to terminate pursuant to this Section 14(d) if such Party is in material breach of any of its representations, warranties, covenants or agreements contained in this Agreement at the time such election is made;
(e)    by either Purchaser or Seller if a law is enacted that makes consummation of the transactions contemplated hereby illegal or otherwise prohibited or if the consummation of the transactions contemplated hereby would violate any nonappealable final order, decree or judgment of any governmental authority or agency having competent jurisdiction;
(f)    by either Purchaser or Seller upon the occurrence of any Bankruptcy Event;
(g)    by Purchaser, if at any time prior to June 30, 2016, Tesoro terminates either (i) its negotiations with Purchaser on the Tesoro Transaction, or (ii) the Tesoro Sale Agreement after it is signed by the parties thereto; or
(h)    by either Purchaser or Seller, if the Closing has not occurred by June 30, 2016 (the “Termination Date”).
In the event of termination pursuant to this Section 14, written notice thereof (describing the basis therefor) shall forthwith be delivered to the other parties hereto.
15.    Effect of Termination. In the event of termination of this Agreement as provided above, this Agreement shall immediately terminate and have no further force and effect, except that (a) the covenants and agreements set forth in Sections 14, 15, 16, 18, 19, 20, 21 and 22 shall survive such termination indefinitely, (b) the covenants and agreements set forth in Section 17 shall survive such termination until September 30, 2016, and (c) nothing in this Agreement shall be deemed to release any party from any liability for any breach by such party of the terms and provisions of this Agreement.
16.    Expenses. Each Party shall pay its own expenses and costs incidental to the preparation of this Agreement and to the consummation of the transactions contemplated herein.
17.    Alternative Proposals. Seller may, in its sole discretion and from time to time, propose to Purchaser alternative transactions regarding a sale of the Membership Interests or the assets of the Company, and following any such proposal Purchaser may, in its sole discretion, negotiate with Seller to reach mutually satisfactory arrangements relating thereto, including arrangements for funding on-going operations of the Company’s refinery. For the avoidance of doubt, the foregoing shall not require any person to discuss, negotiate or enter into any definitive agreement or other arrangement in respect of any alternative transaction or any financing of refinery operations.
18.    No Recourse. Except to the extent such person is a Party, and subject in all cases to the terms and conditions of and limitations herein, the parties acknowledge and agree that no past, present or future Affiliate or financing source of any of the Parties to this agreement (each, a “Non-Recourse Person”), in such capacity, shall have any liability or responsibility (in contract, tort or otherwise) for any liabilities of any Party hereto, as applicable, under this

Agreement or for any claim based on, in respect of, or by reason of, the transactions contemplated hereby and thereby. This Agreement may only be enforced against, and any action based upon, arising out of, or related to this Agreement, or the negotiation, execution or performance of this Agreement, may only be brought against any Party hereto and then only with respect to the specific obligations set forth herein with respect to such Party. Each Non-Recourse Person is expressly intended as a third-party beneficiary of this Section 17.
19.    Miscellaneous. This Agreement constitutes the entire agreement between the parties hereto regarding the subject matter of this Agreement and supersedes and preempts any prior understandings, agreements or representations, written or oral, which may have related to the subject matter hereof. Any provision of this Agreement may be amended, modified, supplemented or waived only with the prior written consent of Seller and Purchaser. This Agreement may be executed in two or more counterparts (including by electronic means), each of which shall be deemed to be an original, but all of which taken together shall constitute one and the same agreement. No party may assign its respective rights and obligations hereunder, whether by operation of law or otherwise, to any other person or entity, without the prior consent thereto of the other parties. This Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective permitted successors and assigns. Nothing in this Agreement, express or implied, is intended or shall be construed to give any person or entity other than the parties hereto or their respective successors or assigns and the Non-Recourse Persons any legal or equitable right, remedy or claim under or in respect of any agreement or provision contained herein.
20.    Severability. The provisions of this Agreement shall be deemed severable and the invalidity or unenforceability of any provision shall not affect the validity or enforceability of the other provisions hereof. If any provision of this Agreement, or the application thereof to any person or any circumstance, is invalid or unenforceable, (a) a suitable and equitable provision shall be substituted therefor in order to carry out, so far as may be valid and enforceable, the intent and purpose of such invalid or unenforceable provision and (b) the remainder of this Agreement and the application of such provision to other persons or circumstances shall not be affected by such invalidity or unenforceability, nor shall such invalidity or unenforceability affect the validity or enforceability of such provision, or the application thereof, in any other jurisdiction.
21.    Governing Law; Venue. The construction, validity, interpretation and enforcement of this Agreement shall be governed by the laws of the State of Delaware without reference to the choice of law principles thereof. The parties hereto agree that any suit, action or proceeding seeking to enforce any provision of, or based on any matter arising out of or in connection with, this letter agreement or the transactions contemplated hereby shall be brought in the Court of Chancery of the State of Delaware located in Wilmington, Delaware, so long as one of such courts shall have subject matter jurisdiction over such suit, action or proceeding, and that any cause of action arising out of this Agreement shall be deemed to have arisen from a transaction of business in the State of Delaware, and each of the parties hereby irrevocably consents to the jurisdiction of such courts (and of the appropriate appellate courts therefrom) in any such suit, action or proceeding and irrevocably waives, to the fullest extent permitted by law, any objection that it may now or hereafter have to the laying of the venue of any such suit, action or proceeding in any such court or that any such suit, action or proceeding brought in any such court has been brought in an inconvenient forum. Process in any such suit, action or proceeding may be served on any party hereto anywhere in the world, whether within or without the jurisdiction of any such court.
22.    Waiver of Jury Trial. EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATED TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.
* * * * *

IN WITNESS WHEREOF, the parties hereto have executed this Purchase and Sale Agreement on the day and year first above written.

SELLER:

Calumet North Dakota, LLC

By:	/s/ Timothy Go
Name:	Timothy Go
Its:	Chief Executive Officer

PURCHASER:

WBI Energy, Inc.

By:	/s/ Martin A. Fritz
Name:	Martin A. Fritz
Its:	President and Chief Executive Officer

Solely for the purposes of Sections 5 and 9 of this Agreement:

CALUMET:

Calumet Specialty Products Partners, L.P.

By:	/s/ Timothy Go
Name:	Timothy Go
Its:	Chief Executive Officer

CENTENNIAL:

Centennial Energy Holdings, Inc.

By:	/s/ Daniel S. Kuntz
Name:	Daniel S. Kuntz
Its:	General Counsel and Secretary

[Signature Page to Purchase and Sale Agreement]

Solely for purposes of Section 5 of this Agreement:

MDU:

MDU Resources Group, Inc.

By:	/s/ Daniel S. Kuntz
Name:	Daniel S. Kuntz
Its:	General Counsel and Secretary

[Signature Page to Purchase and Sale Agreement]